(713) 860-7352

willburns@paulhastings.com

May 4, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited Amendment No. 2 to Registration Statement on Form F-4 Filed April 18, 2023 File No. 333-269007

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated May 3, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its second amendment to the Registration Statement (“Amendment No. 3”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 3.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

May 4, 2023

Certain Agreements Related to the Business Combination

Subscription Agreements, page 164

1.	Revise your disclosure to include the terms of the registration rights associated with the PIPE Financing. In this regard, we note your disclosure elsewhere indicating that New MAC has agreed to grant to the purchasers certain customary registration rights.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 164 to disclose the terms of the customary registration rights associated with the PIPE Financing.

Unaudited Pro Forma Condensed Combined Financial Information, page 173

2.	We note your supplemental responses submitted on April 27, 2023. Please revise adjustment 5(q) and 5(r) as stated in your supplemental response. Accordingly, revise profit(loss) for the year and loss per share numbers under the "50% redemption" scenario and "no redemption" scenario in Note 6 consistent with the revised unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2022 presentation on page 178. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 178 in accordance with the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

May 4, 2023

Sincerely,

R. William Burns
of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited